Reuters Group PLC Interim Report 2001

Focus and vision for 150 years. . . . . . . . .

CONTENTS

1	From the Chief Executive
4	Review of Interim Results
11	Consolidated Profit and Loss Account
11	Consolidated Statment of Total Recognized Gains and Losses
12	Consolidated Cash Flow Statement
13	Reconciliation of Net Cash to Movement in Net Funds
13	Net Cash Inflow from Operating Activities
14	Consolidated Balance Loss
14	Reconciliation of Movement in Sharholders’ Funds
15	Notes to Unaudited Interim Results
19	Risk Factors
22	Summary of Results
ibc	General Statistics

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FROM THE CHIEF EXECUTIVE

This is a sound set of results reflecting a resilient core business.

We are accelerating the business transformation programme and taking new actions to drive profit growth in the slower market conditions we expect to continue through the end of the year. At the same time, we are establishing a new organisation to focus intensively on our strategic goals and on our customers to drive future revenue growth.

It is reassuring that Reuters has once again proved able to capture shareholder value in volatile stock markets through the successful IPO of our Instinet subsidiary in May.

I salute Peter Job on his retirement from the Group. His record of achievement over 10 years as Chief Executive and 38 in total at the company stands as a testament to his skill, leadership and commitment to Reuters.

GROUP REVIEW
Reuters Group revenue for the first half of the year rose 14% to £1,940 million. Underlying revenue, stated at comparable exchange rates and excluding acquisitions and disposals, rose by 8%.

Operating profit from the Divisions rose 6% to £330 million, before costs of the company’s business transformation programme, reflecting the resilience of Reuters business in increasingly challenging conditions. Operating profit in Reuters Financial rose 6% to £262 million and at Instinet increased by 28% to £108 million.

Normalised profit before tax, which includes business transformation costs but excludes amortisation of goodwill, impairment provisions and gains on the disposal of fixed asset investments and subsidiaries, was £227 million compared to £273 million in the first half of 2000. Increased profit from the divisions was offset by higher business transformation costs and start-up losses from joint ventures and associates.

Profit before tax (PBT) fell 21% to £357 million. Included in PBT were net gains on disposals of £170 million, primarily made up of a £200 million gain which arose as a consequence of the Instinet IPO, and various impairment provisions. The equivalent figure last year was £210 million, which included a book profit from the follow-on offering in TIBCO Software Inc.

Tax charges for 2000 were restated due to the adoption this year of Financial Reporting Standard 19 on deferred tax.

Normalised earnings per share were 10.4 pence (12.8 pence restated). The interim dividend is increased by 5% to 3.85 pence per share (see note 3 on page 16).

The Group continued to be cash generative during the first six months, producing net funds at 30 June of £11 million compared to net debt of £34 million at the end of 2000. Cash proceeds of £341 million from the IPO of Instinet were partially offset by £53 million in initial funding requirements for the proposed purchase of certain assets of Bridge Information and £48 million for the acquisition of Diagram, a French provider of back office solutions for financial institutions.

Business transformation programme
The transformation programme consists of several major initiatives. The goals are to increase revenues by introducing next-generation products and capabilities and to reduce costs by both moving to an IP-based product architecture and applying internet technologies to internal business processes.

During the first six months, expenditure on the business transformation programme was £74 million. Reuters estimates it will spend £165 million on business transformation this year, compared to £139 million in 2000. This is in line with the original estimate of £300 million to be spent over two years. As noted in February, business transformation spending will begin to fall away next year as individual projects are completed and internal resources are redeployed. Reuters estimates it will spend in the order of £75 million in 2002 on business transformation. The benefits of these initiatives are already coming through, with some £50 million of cost savings expected this year, £105 million in 2002 and £155 million in 2003 and thereafter.

In addition to initiatives associated with the business transformation programme, Reuters intends to realise further cost savings in response to continuing weak market conditions. In the second half of 2001, Reuters will take a one-off charge of £25 million, which is expected to result in savings of £10 million in 2001 and £35 million in 2002. In addition, Instinet will spend £20 million in the third quarter for expected savings of £15 million in 2001 and £50 million in 2002.

As a result of the business transformation programme and other cost saving measures, Reuters plans to reduce its headcount by approximately 1,100, split equally between

Reuters Group PLC Interim Report 2001  1

FROM THE CHIEF EXECUTIVE continued

2001 and 2002. The cost of these reductions is covered by the planned levels of business transformation spending through to the end of 2002 as well as the additional one-off charge of £25 million taken this year. Separately, Instinet expects to reduce its own headcount by 240 by the end of 2001. The decision to reduce staffing levels was taken after a detailed and carefully considered evaluation of Reuters business needs. Where possible, these reductions will be taken through natural turnover.

As previously announced, Reuters is implementing a new organisational structure designed to deliver revenue growth, higher margins and enhanced customer focus. This new organisation will simplify the company’s operations, provide integrated solutions for customers and better exploit Reuters global scale and service capabilities. The new organisation is built around four customer segments: Treasury; Investment Banking and Brokerage; Asset Management; and Corporates and Media. Reuters will begin reporting its financial results in line with this new structure in 2002 while also providing comparative historical figures.

Prospects
Reuters expects to see growth from its core Reuters Financial business in the second half, although the rate will slow as a result of market conditions. Reuters Financial expects its recurring subscription-based revenues to grow 3% on an underlying basis in the second half compared to 5% in the first half. Once-off solution sales, which grew by 20% in the first half, are more difficult to predict but Reuters is forecasting growth of around 10% in the second half based on a good sales pipeline.

For Reuters Financial, weak net orders this year are likely to impact growth into next year. However, Reuters expects that underlying profitability will be supported by faster implementation of the business transformation programme and the introduction of new cost saving measures.

In addition, the new organisational structure is designed to drive future revenue growth.

DIVISIONAL REVIEW
Reuters Financial
Revenue rose 9% to £1,333 million and 6% on an underlying basis. Operating profit increased to £262 million, representing a rise of 6% on both an actual and underlying basis.

Within Reuters Financial, Reuters Information revenue was up 7% on an underlying basis, reflecting continued growth in demand for the flagship information product, 3000 Xtra. Sales rose to over 43,000 units from 27,000 at year-end. There was strong underlying growth in Europe, the UK and North America. Growth was slower in Asia/Pacific, reflecting tougher market conditions.

Revenue from Reuters Trading Solutions increased 3% on an underlying basis. Strong once-off solutions sales of middleware software and trade and risk management products drove Applications and Enterprise Solutions revenue 10% higher on an underlying basis. Retail Solutions products, aimed at providers of personal finance services, grew strongly off a low base, with underlying revenue up 51%. These solutions-based revenues helped to offset an 8% decline in Transactions revenues, which were affected by banking consolidation in the early part of last year and the knock-on impact on foreign exchange markets.

Reuterspace
Revenue growth of 34% reflected the contribution from two acquisitions during 2000: ORT, the French company information provider, and The Yankee Group, the technology research/advisory organisation. Underlying revenue growth was 6%.

Operating losses were £38 million compared to £23 million during the first six months last year. Investments included expenditure on a global portal architecture which Reuters intends to leverage to support a variety of initiatives aimed at extending the reach of the Reuters brand and helping clients enhance the value of their own online offerings.

The Greenhouse Fund, which was established in 1995 to identify new technology and business models, made gains on disposals of £32 million and impairment provisions of £56 million during the first half of the year. Overall, Reuters has invested £280 million in the Fund and realised cash of £219 million from initial public offerings, trade sales and distributions of these investments. This cumulative net investment of £61 million has produced a portfolio of 17 quoted investments with a market value of £24 million and 72 unquoted investments with a book value of £172 million at 30 June 2001.

In June, Reuters transferred the management of the Greenhouse Fund portfolio to a new, independent company, RVC. This is an example of how Reuters is streamlining its operations and focusing on core activities while still realising the benefit of strategic investments. Reuters intends to invest in funds set up by the new company.

Instinet
Instinet’s revenue rose 27% to £482 million and 17% on an underlying basis. Instinet’s operating profit improved 28% to £108 million. Underlying operating profit increased 15%.

2  Reuters Group PLC Interim Report 2001

Instinet’s share of the US equities market rose to a record high of 10.3% in the second quarter, compared to 9.2% in the equivalent quarter last year. Nasdaq market share was 15.3% in the second quarter, up from 13.6% a year ago and 15.1% in the first quarter this year. Instinet traded 38.8 billion Nasdaq-quoted shares in the first half, compared with 26.5 billion in the same period last year, a 46% increase.

In May, Instinet successfully completed an initial public offering at US$14.50 per share. The 15.1% reduction in Reuters stake generated a gain on disposal of £200 million for Reuters.

Joint ventures and associates
The Reuters Group share of operating losses from associates and joint ventures was £28 million in the first half of the year compared with a profit of £3 million last year. The movement reflects start-up losses from new ventures including Radianz, Atriax, and Sila, all of which have become operational during the last 12 months. The figure also included £5 million, which represented Reuters share of a one-time restructuring charge taken by TIBCO Software Inc. in the second quarter.

BRIDGE
During the second quarter, Reuters won an auction for certain assets of Bridge Information Systems with a bid of US$275 million plus payment of certain liabilities and commitments to provide interim funding to Bridge and its network provider, Savvis Communications. Those assets will greatly enhance Reuters presence in the US buy-side market and allow Reuters to expand its product offering as well as connect its international customer base with Bridge’s largely US clientele. The proposed acquisition is under review by the US Department of Justice. Reuters currently anticipates completing the acquisition by the end of the third quarter, subject to regulatory review and approvals and various other closing conditions. In the interim, Reuters is preparing for the transfer of relevant assets, extending job offers to Bridge employees in the businesses to be acquired, and developing integration plans for implementation following the closing.

BOARD CHANGES
Peter Job retired as Chief Executive on 23 July 2001. As previously announced, Geoff Weetman, Group Human Resources Director, has joined the Board. Jean-Claude Marchand has left the Board and Rob Rowley will leave in December.

/s/ Tom Glocer

Tom Glocer
24 July 2001

Reuters Group PLC Interim Report 2001  3

REVIEW OF INTERIM RESULTS

The following review has been prepared in accordance with both the recommendation of the UK Accounting Standards Board in their statement entitled Operating and Financial Review, and the US requirement for an Operating and Financial Review and Prospects.

Under US law all statements other than statements of historical fact included in this review are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those discussed in such forward-looking statements are described under ‘Risk Factors’ on pages 19-21 as well as elsewhere in this review. All written and oral forward-looking statements made on or after the date hereof and attributable to Reuters are expressly qualified in their entirety by such factors.

1.  FINANCIAL PERFORMANCE

	SIX MONTHS TO 30 JUNE
	2001 £m		2000 £m

Revenue	1,940		1,696

Operating profit – divisions	330		312
– business
transformation	(74)		(41)

Normalised operating profit	256		271

JVs, associates & investment income	(25)		4
Net interest payable	(4)		(2)

Normalised PBT	227		273

Goodwill amortisation	(40)		(33)
Net gains on disposals	170		210

Reported PBT	357		450

EPS	19.1	p	24.3	p
Normalised EPS	10.4	p	12.8	p

Underlying growth excludes acquisitions and disposals and significant once-off items in the period under review and is stated at comparable exchange rates.

Normalised profits and earnings exclude amortisation of goodwill, impairment provisions and gains/losses on the disposal of subsidiaries and fixed asset investments.

In the first half of the year, actual revenue increased 14% to £1,940 million compared to the same period in 2000 and underlying revenue increased 8%.

Divisional profit before goodwill and business transformation costs increased 6% in the first half of 2001 to £330 million. Underlying divisional operating profit grew 2%.

Expenditure relating to the business transformation programme, announced in February 2000, was £74 million in the first six months of 2001 compared to £41 million in the first half of 2000.

Normalised operating profit, which includes business transformation costs, fell 6% in the six months to 30 June 2001 to £256 million.

Reuters share of net operating results (before goodwill) in associates and joint ventures fell from a profit of £3 million in the first half of 2000 to a loss of £28 million in the same period of 2001 as a number of the affiliates were formed or commenced operations in the second half of 2000. In the six months to 30 June 2001 a profit from Factiva was more than offset by losses reported by Radianz, TIBCO Software Inc. (TSI), Atriax, Sila Communications and Multex Investor Europe.

Income from fixed asset investments was £3 million in the first half of 2001 compared to £1 million in the same period of 2000.

The £4 million net interest expense in the first half of 2001 comprised £9 million of interest receivable from associates and joint ventures and £13 million of net interest payable. This compared to a £2 million net interest expense in the same period of 2000.

Normalised profit before tax fell by 17% in the first half of 2001 to £227 million. The decline reflects, in particular, the increased investment in the business transformation programme and the increasing losses from Reuters affiliates, partly offset by underlying growth in Reuters Financial (RF) and Instinet Corporation (Instinet).

Total goodwill amortisation in the six months to 30 June 2001 was £40 million, of which £6 million related to associates and joint ventures. This compares to goodwill amortisation of £33 million in the first half of 2000 of which £6 million was in respect of associates and joint ventures.

Net gains on disposals were £170 million compared to £210 million in the first half of 2000. In May 2001 the initial public offering (IPO) of 36.8 million shares of Instinet, representing 15.1% of the outstanding shares resulted in a gain for Reuters of £200 million. In the first half of 2000, the follow-on public offering of TSI generated a book profit for Reuters of £160 million. Reuters did not sell any shares in the Instinet IPO or the TSI follow-on offering.

Profits on disposals of Greenhouse Fund investments of £32 million in the first half of 2001 were offset by a write-down of £56 million to reflect a decline in the carrying value of certain investments. Net Greenhouse gains in the first half of 2000 were £42 million.

Reported profit before tax fell by 21% to £357 million in the six months to 30 June 2001.

Earnings before interest, taxation, depreciation and amortisation (EBITDA) declined 14% to £355 million on a normalised basis and fell 16% to £525 million on a reported basis.

The tax charge for the first half of 2001 is based on an actual rate of 24% on profit, compared with a rate of 24% (restated) in the same period of 2000 and the current UK corporate tax rate of 30%. The Group has derived tax benefits in both 2001 and 2000 from the fact that not all of its profits have been subject to tax. In 2001, the gain of £200 million resulting from the Instinet IPO was not subject to tax. In 2000 the book profit of £160 million resulting from the follow-on public offering in TIBCO Software Inc. was similarly not subject to tax.

The interim dividend in 2001 increased 5% to 3.85 pence, compared with the 2000 interim dividend of 3.65 pence per share. Dividends continue to be aligned to the results of Reuters Financial.

4  Reuters Group PLC Interim Report 2001

Basic earnings per share fell by 21% in the six months to 30 June 2001 from 24.3 pence to 19.1 pence reflecting the impact of business transformation costs and increased losses from Reuters affiliates. Normalised earnings per share decreased 19% in the first half of 2001.

Business transformation programme
The business transformation programme initiatives continue to be categorised into two groups:

The development of a new product architecture that will create new personalised products for existing and new users along a continuum of price points that offer lower cost of ownership, segmented service and support, and a customer-focused and rapid approach to product development.

Organisation and process transformation
that will create an organisation structure that is aligned to the emerging opportunities in each of our different customer segments. The new organisation will be built around four market segments: Treasury; Investment Banking and Brokerage; Asset Management; and Corporates and Media. Reuters will begin reporting its results in line with the new structure in 2002.

Business transformation spending for the six months to 30 June 2001 was £74 million, of which £35 million related to new product architecture and £39 million related to organisation and process transformation. Business transformation spending in the first half of 2000 was £41 million. Reuters now expects to spend £165 million on business transformation this year, compared to £139 million in 2000. This is in line with the original estimate of £300 million to be spent over two years. Business transformation spending will begin to fall away next year. Reuters now estimates it will spend in the order of £75 million in 2002. The benefits of these initiatives are already coming through, with some £50 million in cost savings expected this year, £105 million in 2002 and £155 million in 2003 and thereafter.

Cost savings in 2003 are expected from:

£M

Distribution	45
e-Procurement	40
Streamlining internal processes	15
New organisation	55

Total	155

Cash flow

	REUTERS £M	INSTINET £M	TOTAL £M

Normalised operating profit	148	108	256
Depreciation	98	26	124
Capex	(111)	(58)	(169)
Working capital	(24)	(127)	(151)

Divisional cash flow	111	(51)	60
Bridge			(53)
Acquisitions/Disposals			276
Dividends/Taxation			(270)
Other			32

Movement			45

Net funds as at 30 June 2001 was £11 million, compared to net debt of £34 million as at 31 December 2000. Reuters and Instinet’s capital expenditure was impacted by the costs of fitting out the new office building in New York. Instinet’s working capital was also impacted by settlement timing differences, which were especially large on 30 June 2001 because of large trading volumes.

2.  OPERATING PERFORMANCE

Revenue by type

	SIX MONTHS TO 30 JUNE
	2001%	2000%

Recurring	69	72
Usage	27	24
Outright	4	4

Total	100	100

Recurring revenue is principally derived from the sale of subscription services. During the first six months of 2000 and 2001, over two thirds of recurring revenue was generated by Reuters Financial and the majority of the remainder was generated by Reuterspace.

Usage-based revenue is principally derived from Instinet and Reuters Financial’s Dealing 2000-2 product.

Outright revenue comprises once-off solution sales, the vast majority of which was generated by Reuters Financial.

Revenue by geography

	SIX MONTHS TO 30 JUNE
REVENUE	2001 £M	2000 £M

EMA	910	821
RAM	766	615
AP	264	260

Total	1,940	1,696

Revenue growth in Europe, Middle East and Africa (EMA) in the first half of 2001 was 11% at actual rates and 7% on an underlying basis.

The Americas (RAM) revenue grew 25% at actual rates and 12% on an underlying basis in the six months to 30 June 2001.

Actual revenue growth in Asia/Pacific (AP) was 2% in the first half of 2001 and underlying growth was 2%.

Divisional performance
Divisional operating profit, as discussed overleaf, excludes business transformation costs and goodwill. Net currency effect comprises losses on hedging activities partially offset by balance sheet revaluation gains.

Reuters Group PLC Interim Report 2001  5

REVIEW OF INTERIM RESULTS continued

	SIX MONTHS TO 30 JUNE
	2001 £M	2000 £M

Reuters Financial	262	248
Reuterspace	(38)	(23)

Reuters	224	225

Instinet	108	84
Net currency effect	(2)	3

Divisional operating profit	330	312

Reuters Financial
Reuters Financial comprises Reuters Information (RI) and Reuters Trading Solutions (RTS). Although RI and RTS revenues are separately discussed below, performance for the division is shown in total, reflecting the way it is managed.

	SIX MONTHS TO 30 JUNE
	2001 £M	2000 £M

Revenue	1,333	1,221

Operating profit	262	248
Operating margin	20%	20%

Reuters Information
RI provides information products for financial professionals. The division’s focus is on four main markets: equities; foreign exchange and money; commodities (including energy); and fixed income.

UNDERLYING REVENUE		2001		2000
GROWTH BY QUARTER	Q1	Q2	Q3	Q4

Reuters Information	7%	7%	7%	9%

	SIX MONTHS TO 30 JUNE
RI REVENUE ANALYSIS	2001 £M	2000 £M

High Tier (international products)	435	390
Middle Tier (domestic products)	105	109

Other Revenue (site fees,
exchange fees, 3rd party data etc.)	382	350

Total revenue	922	849

High Tier revenue growth continued to be driven by sales of 3000 Xtra, our flagship information product, with over 43,000 accesses sold and more than 21,000 installed by the end of June 2001, compared with over 27,000 sold and 10,800 installed as at 31 December 2000.

Underlying revenue growth in Middle Tier products was 5% compared to the same period in 2000 with strong sales offset by cancellations, particularly with respect to e-brokers.

Other Revenue included additional information sets and add-on services, which have grown in line with RI as a whole. Approximately 40% of Other Revenue was recovery of exchange, installation and communication fees for which there was an almost equal and opposite cost.

On a geographic basis, underlying revenue growth in the first half of 2001 was 10% in Continental Europe, 7% in the UK and Ireland and 6% in the Americas. Growth in Asia/Pacific of 2% reflected the economic downturn currently being experienced in this region.

Reuters Trading Solutions
RTS aims to meet the technology and transaction needs of clients in treasury and banking, corporate treasuries, securities broking and sales, asset management and personal financial services. RTS comprises three business groupings: Transactions; Applications and Enterprise Solutions; and Retail Solutions.

UNDERLYING REVENUE		2001		2000
GROWTH BY QUARTER	Q1	Q2	Q3	Q4

Reuters Trading
Solutions	7%	0%	2%	14%

Overall RTS actual revenue growth was 11% in the first half of 2001, compared to the same period in 2000, driven mainly by strong sales in Retail Solutions products. Underlying revenue growth in the six months to 30 June 2001 was 3%.

	SIX MONTHS TO 30 JUNE
RTS REVENUE ANALYSIS	2001 £M	2000 £M

Transactions	190	203
Applications and Enterprise Solutions	179	153
Retail Solutions	42	16

Total revenue	411	372

Underlying revenue in Transactions fell 8% in the first half of 2001 compared to the first half of 2000, a reflection of the continuing pressures faced in the foreign exchange market.

Applications and Enterprise Solutions growth continues at the double digit level seen in the second half of 2000. This was driven by strong sales of middleware software and trade and risk management products.

Retail Solutions products, aimed at providers of personal finance services, continue to be in strong demand. This grouping now includes lower tier information products formerly part of Reuters Information (Reuters Markets Monitor, Reuters Markets View and Online Investor Services).

Reuterspace
Reuterspace was formed in 2000 to utilise existing Reuters assets to exploit new market opportunities beyond the traditional wholesale financial market.

UNDERLYING REVENUE		2001		2000
GROWTH BY QUARTER	Q1	Q2	Q3	Q4

Reuterspace	9%	3%	17%	19%

Actual revenue in the six months to 30 June 2001 was 34% higher than in the corresponding 2000 period, reflecting the full year impact of the acquisitions of OR Telematique (ORT) in France and The Yankee Group in the US. Underlying revenue growth of 6% also reflected the impact of discontinued software development activities.

	SIX MONTHS TO 30 JUNE
	2001 £M	2000 £M

Revenue	130	97

Operating loss	(38)	(23)
Operating margin	(29%)	(23%)

Media revenue growth in the first half of 2001 was 9% on an underlying basis compared with the first half of 2000, reflecting the more challenging sales environment for online products, particularly in the US.

Investment continued in the reuters.com portal infrastructure, related applications and online media expansion aimed at extending the Reuters brand directly to the consumer. Business investment included the Kalends future event information business, operating costs of the Greenhouse Fund, and further investments assessing the scale of opportunity for new business models.

6  Reuters Group PLC Interim Report 2001

Greenhouse Fund

	SIX MONTHS TO 30 JUNE	FULL YEAR
GREENHOUSE PERFORMANCE	2001 £M	2000 £M

Gains on disposals	32	83
Impairment provision	(56)	(30)

	(24)	53

Investments
Quoted at market value	24	99
Unquoted at book value	172	212

At present the Greenhouse portfolio has holdings in 17 quoted companies, 58 unlisted companies and 14 venture funds. At 30 June 2001 the market value of quoted investments was £24 million, compared to £99 million at the end of December 2000, a fall of £75 million. Of this, £47 million is due to realisation on disposal and the remaining £28 million is due to a fall in stock prices. Overall, Reuters has invested £280 million in the Greenhouse Fund, and has subsequently realised cash of £219 million from initial public offerings, trade sales and distributions from these investments.

At 30 June 2001, the book value of unquoted Greenhouse investments was £172 million, compared to £212 million at the end of 2000. This decline largely reflects provisions made to bring the carrying value of investments in line with their estimated realisable value, where it is believed that this is lower than the original cost.

Effective from 14 June 2001, the Greenhouse portfolio is now managed by RVC, an independent company established by the former Greenhouse Fund management. The RVC management team are planning to commence a new fund in the latter half of this year. Reuters has committed to invest in the first fund and has an option to invest in future funds.

Instinet
Instinet provides global electronic equity and fixed income brokerage services to investment professionals.

UNDERLYING REVENUE		2001		2000
GROWTH BY QUARTER	Q1	Q2	Q3	Q4

Instinet	20%	14%	32%	44%

In the first half of 2001 overall revenue growth was 27% compared to the same period last year. Excluding the impact of currency movements and the acquisition of Lynch, Jones & Ryan (LJR), revenue growth was 17%. The approximate split of revenue between US equities and non-US equities was 85% to 15%.

	SIX MONTHS TO 30 JUNE
	2001 £M	2000 £M

Revenue	482	381

Operating profit	108	84
Operating margin	22%	22%

The growth in revenue comes on the back of increased trading activity compared to the same period last year: a 46% increase on Instinet’s Nasdaq volumes and a 25% increase on Instinet’s NYSE volumes.

Instinet’s market share of the NYSE was essentially unchanged at 3% but the share of the Nasdaq market has grown from 12.4% in the first six months of 2000 to 15.2% in the same period this year. Market share has increased compared to last year despite the slowing trend in total market activity during the period.

For information concerning certain rules that could affect Instinet’s business see Risk Factor: ‘Changes in regulatory requirements could cause Instinet and its affiliates to incur significant expenses or impair their ability to conduct their businesses’ on page 20.

Joint ventures and associates
Excluded from reported operating profit is the performance of a number of strategic alliances, joint ventures and minority stakes.

	SIX MONTHS TO 30 JUNE
JVS, ASSOCIATES & INVESTMENT INCOME	2001 £M	2000 £M

TSI	(10)	1
Factiva	2	(1)
Sila	(3)	—
Radianz	(10)	—
Atriax	(4)	—
Others/investment income	—	4

Total	(25)	4

Reuters has a 55% economic interest in TSI but its voting rights are restricted to 49% and accordingly TSI is accounted for as an associate. Reuters share of TSI’s losses in the six months to 30 June 2001 included £5 million for a once-off reorganisation provision booked by TSI. If all outstanding employee options over TSI shares were exercised, Reuters shareholding in TSI would be 44% at 30 June 2001 compared with 42% at 31 December 2000. The increase reflects the cancellation of certain employee options which will be reissued later in the year.

Further details on the activities and percentage shareholdings in joint ventures and associates are set out on page 32 of the Reuters Group PLC Annual Report and Form 20-F 2000.

3. GROUP COSTS

Costs by division
Cost growth in RF in the six months to 30 June 2001 was in line with revenue growth and reflected the continued tight cost control within this division.

The increase in costs in Reuterspace reflected a continuation of the investment in developing new opportunities and applications, particularly in extending the Reuters brand directly to consumers.

The largest increase in costs was attributable to Instinet and resulted from the significantly higher trading volumes in this business.

	SIX MONTHS TO 30 JUNE
COST BY FUNCTION	2001 £M	2000 £M

Production and communications	895	792
Selling and marketing	371	299
Support services and administration	342	296
Business transformation	74	41
Goodwill amortisation	34	27
Net currency loss/(gain)	2	(3)

Total	1,718	1,452

% change
Actual	18%	13%
Underlying	12%	12%

Production and communications
This comprises costs involved in the development and delivery of Reuters products and content to its clients. Actual costs increased by 13% in the first half of 2001 reflecting revenue growth and the impact of Radianz as described further overleaf.

Reuters Group PLC Interim Report 2001  7

REVIEW OF INTERIM RESULTS continued

Selling and marketing
Sales and marketing costs increased by 24% in the first six months of 2001 largely reflecting sales commissions on higher trading volumes at Instinet.

Support services and administration
This represents the cost of maintaining the company’s internal infrastructure, including internal systems, property and office costs, finance, legal and general management costs. Actual costs increased by 16%, the most significant being Instinet in direct relation to an increase in trading activity.

	SIX MONTHS TO 30 JUNE
COST BY TYPE	2001 £M	2000 £M

Staff	661	545
Services	382	375
Depreciation	124	139
Data	167	144
Communications	155	91
Space	107	90
Other	48	27
Business transformation	74	41

Total	1,718	1,452

% change
Actual	18%	13%
Underlying	12%	12%

Staff costs in the first six months of 2001 rose by 21%. Part of this was attributable to acquisitions, most notably the full period impact of entities acquired in 2000, such as Yankee, ORT and LJR and the current year purchase of Diagram, a French provider of back office solutions for financial companies. Excluding acquisitions, staff costs rose by 13%, mainly reflecting: the higher headcount at Instinet as trading activity increased significantly; growth in the core business; investments in Reuterspace and editorial, and parallel running costs relating to the business transformation programme.

Service costs increased by 2% in the first six months of 2001. The majority of this was due to higher settlement and clearing costs at Instinet related to the increased trading activity.

The depreciation charge declined by 11% reflecting the continued benefit of reduced capital expenditure on subscriber equipment and the transfer of assets from Reuters to Radianz in July 2000.

Data costs increased 15% in the first six months of 2001 as the demand for third party data increased. This was matched by an almost equal growth in Other Revenue.

Actual communication costs increased by 70%, reflecting the transfer of network assets to Radianz in July 2000 and the resulting charge by Radianz for the use of the network. Prior to the transfer these costs were attributed to each cost type separately.

Actual space costs increased 19% in the first half of 2001 as a result of costs associated with various office moves, including the move to Reuters new flagship building at 3 Times Square in New York City.

4.  SHAREHOLDER VALUE

Reuters aims to grow its value and outperform its peers. Reuters believes that its mix of assets, some of which are unique to the company, will help it to meet this aim. These assets, some of which are not included in the consolidated balance sheet, include:

•	Reuters independence, as enshrined in the Reuters Trust Principles;

•	Goodwill attached to the Reuters name;

•	Software and other intellectual property;

•	Global databases of financial and other information;

•	An integrated global organisation including a skilled workforce; and

•	The value of various investments which are held at cost or net realisable value under UK GAAP.

Reuters uses a model for measuring and ranking its total shareholder return (TSR) compared with that of the other 99 companies in the FTSE 100 index at the start of each measurement period. This model is used to determine vesting of awards under performance-linked share plans.

Reuters rankings over recent three-year measurement periods and the short measurement periods to 30 June 2001 are set out below:

5.  FINANCIAL NEEDS AND RESOURCES

Additions to tangible fixed assets were £158 million in the first six months of 2001, £38 million higher than the same period in 2000. Subscriber equipment expenditure was £29 million in 2001, compared with £32 million in the same period in 2000. Other equipment additions were £129 million in 2001, £41 million higher than 2000. The increase in other equipment additions was primarily related to property costs.

Reuters spent £114 million on acquisitions and fixed asset investments in the first six months of 2001 compared to £294 million in the same period in 2000. In the first half of 2001, £19 million was spent on Reuters shares acquired by an employee share ownership trust compared with £27 million in the first half of 2000. Proceeds from the sale of fixed asset investments, principally relating to Greenhouse Fund disposals, were £49 million compared to £44 million in 2000. The Instinet IPO raised £341 million in net proceeds.

On 30 April 2001 Reuters was declared successful in its bid to acquire certain assets of Bridge Information Systems Inc. and its subsidiaries, which have been in reorganisation proceedings under the US Bankruptcy Code since earlier this year. The acquisition has been approved by the bankruptcy court and is currently anticipated to close by the end of the third quarter, subject to regulatory review and approvals and other closing conditions.

8  Reuters Group PLC Interim Report 2001

The consideration for the assets covered by the bid is approximately $275 million (£194 million) plus the payment of certain liabilities currently estimated to be less than $15 million (£11 million) and interim funding obligations to Bridge as described below.

Reuters expects the impact of the acquisition on earnings per share (pre-goodwill) to be moderately dilutive during the process of integration, which is anticipated to be around two years and involve integration costs of some $65 million (£46 million). Reuters anticipates that this acquisition should be earnings enhancing by the end of 2003. For information concerning factors that could affect these forward-looking statements, see Risk Factor: ‘Reuters may not be able to complete or realise the anticipated benefits of its pending acquisition of certain Bridge Information Systems businesses’ on page 21.

In connection with the transaction, Reuters has agreed to pay Bridge up to $10 million (£7 million) a month from 1 July through to closing, to fund continued operations and has provided $10 million (£7 million) of this funding to Bridge in the month of July. Reuters has also agreed to provide financing in the form of convertible debt to Bridge’s network provider Savvis Communications of up to an average of $7.5 million (£5 million) a month from 1 May through to closing to help fund its operations. At 30 June Reuters had purchased $20 million (£14 million) of Savvis’ convertible promissory notes.

If the transaction is not completed by the end of August, both Reuters and Bridge have the ability to terminate the agreement, subject to Reuters right to extend the agreement for up to two months. Also, Reuters has options to purchase, and from 31 August 2001 Bridge will have options to require Reuters to purchase, certain Bridge businesses included in the transaction for purchase prices aggregating $120 million (£85 million) if the main transaction has not yet been completed. If Bridge exercises any of its options, Reuters could be required to pay the applicable purchase price even if the transfer of the particular business is delayed or prevented by certain regulatory limitations. In such case, Reuters would be entitled to subsequently acquire the applicable businesses when all regulatory limitations are satisfied or to receive the net proceeds of any sale of the businesses to a third party.

In addition to the $5 million (£4 million) deposit required for the original bid, Reuters was required to make a further deposit into escrow of $50 million (£35 million) which will be paid to Bridge if the transaction is terminated or fails to close as a result of delays from regulatory review or Reuters materially breaches certain of its contractual obligations. However, if forfeited, the deposit will be repayable to Reuters from a portion of the proceeds of any sales of certain Bridge assets, after Bridge has realised aggregate proceeds (including from exercise of the options described above) of $145 million (£102 million) plus a portion of Bridge’s cost of operations after 31 August.

Reuters paid dividends of £173 million in the first half of 2001, compared with £154 million in the first half of 2000.

Net cash at 30 June 2001 amounted to £11 million, compared with net debt of £34 million at 31 December 2000 and net debt of £92 million at 30 June 2000. Net cash at 30 June 2001 comprised cash and short-term investments of £763 million offset by gross debt of £752 million.

Reuters expects to be able to finance its current business plans from ongoing operations and its existing resources and facilities.

At 30 June 2001 Reuters Group PLC had available a committed syndicated loan facility of £500 million which expires in December 2002, all undrawn at 30 June 2001.

A £1.5 billion Euro Commercial Paper Programme was established in 1998. At 30 June 2001, Reuters had outstanding obligations of £319 million under this programme, repayable at various dates up to November 2001.

In 1998 Reuters also established a £1 billion Euro Medium Term Note Programme. At 30 June 2001, Reuters had raised funds of £355 million under this programme, repayable at various dates from July 2001 up to November 2004.

6.  TREASURY MANAGEMENT

Over 85% of Reuters revenue is denominated in non-sterling currencies. Reuters also has significant costs denominated in foreign currencies with a different mix from revenue. Reuters profits are, therefore, exposed to currency fluctuations. The approximate proportion of operating profit excluding goodwill amortisation and currency gains attributable to each key currency group was as follows:

	SIX MONTHS TO 30 JUNE
OPERATING PROFIT BY CURRENCY	2001	2000

Continental Euro
– Euro currencies	99%	93%
– Other	19%	15%
US dollar	60%	63%
Japanese yen	19%	20%
Sterling
– Depreciation	(56%)	(58%)
– Other	(50%)	(48%)
Other	9%	15%

Total	100%	100%

Sterling costs exceeded sterling revenues due to the level of UK-based marketing, development, operational and central management costs and depreciation which is largely accounted for in sterling once an asset has been acquired.

In broad terms using the 2001 mix of profits, the impact of an additional unilateral 1% strengthening of sterling would have been a reduction of approximately £5 million in operating profit before hedging in the first half of 2001 (first half of 2000: £5 million).

Exchange rate movements had a favourable impact on reported revenue and operating profit before hedging, mainly due to the weakness of sterling against the US dollar.

A substantial proportion of Reuters cash investments are held in US dollar assets. Reuters decided in 2000 to issue a proportion of its gross borrowings in US dollars in order to better align the net interest expense and to hedge the translation exposure on the US dollar investments.

The risk that sterling might strengthen against foreign currencies is hedged within parameters

Reuters Group PLC Interim Report 2001  9

REVIEW OF INTERIM RESULTS continued

laid down by the Board. The priority in treasury policy is to reduce the risk of year on year earnings volatility to acceptable levels while allowing a degree of flexibility to take advantage of market movements.

The results of currency hedging are summarised below:

	SIX MONTHS TO 30 JUNE
RECOGNISED (LOSSES)/GAINS	2001	2000

Currency hedging	(3)	5
Interest rate hedging	(1)	(1)

Recognised currency hedging results were lower in 2001 compared with 2000 due mainly to the relative strength of the US dollar in 2001.

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on instruments used for hedging and the movements are set out as follows:

CURRENCY HEDGING	Gains £M	(Losses) £M	Net £M

Unrecognised at 1/01/01	15	(16)	(1)
Arising in previous years
– recognised at June 2001	6	(8)	(2)
– not recognised at June 2001	9	(8)	1
Arising in 2001
– not recognised at June 2001	6	(7)	(1)

Unrecognised at 30/06/01	15	(15)	0

Of which:
– expected to be recognised
in 2001	8	(9)	(1)
– expected to be recognised
in 2002 or later	7	(6)	1

At 30 June 2001 the net unrecognised value of currency rate hedging was nil, compared with unrecognised losses of £1 million at 31 December 2000. The small change reflects the net impact of the strength of the US dollar offset by the weakness of other currencies at the end of June 2001, compared with the end of 2000.

Net cash flows are mainly converted into sterling and either, applied to reduce debt, or invested in money market instruments with financial institutions or funds with, in general, a minimum long term credit rating of A3/A-. Interest rates are managed using a mix of financial instruments which commence and mature at various dates through to November 2004. All interest rate hedging relates to the use of interest rate swaps to shorten the interest rate profile on medium term fixed rate notes issued.

INTEREST RATE HEDGING	Gains £M	(Losses) £M	Net £M

Unrecognised at 1/01/01	3	(5)	(2)
Arising in previous years
– recognised at June 2001	2	0	2
– not recognised at June 2001	1	(5)	(4)
Arising in 2001
– not recognised at June 2001	0	0	0

Unrecognised at 30/06/01	1	(5)	(4)

Of which:
– expected to be recognised
in 2001	0	(2)	(2)
– expected to be recognised
in 2002 or later	1	(3)	(2)

Net unrecognised losses of £4 million on interest rate hedging at 30 June 2001 are a result of the increase in sterling interest rates since interest rate swaps were put in place and are offset by compensating adjustments to the fair value of the fixed rate notes issued.

In broad terms, using the average net funds position, a 1% increase in global interest rates would have reduced profit before tax in the first half of 2001 by approximately £1 million (first half of 2000: £1 million) excluding the impact of hedging.

7. US GAAP

A reconciliation of net income under UK and US GAAP is set out on page 17. A discussion of the relevant US accounting policies which differ materially from UK GAAP is given on pages 74-75 of the Reuters Group PLC Annual Report and Form 20-F 2000.

In 2001 Reuters adopted US statement of Financial Accounting Standard No. 133 —Accounting for Derivative Investments and Hedging Activities. For further details see note ii on page 18.

10  Reuters Group PLC Interim Report 2001

CONSOLIDATED PROFIT AND LOSS ACCOUNT for the six months to 30 June 2001 (unaudited)

SIX MONTHS TO 30 JUNE 2001 £M	SIX MONTHS TO 30 JUNE 2000* £M	YEAR TO 31 DECEMBER 2000* £M

Gross revenue	1,991	1,734	3,678
Less share of joint ventures revenue	(51)	(38)	(86)

Group revenue	1,940	1,696	3,592
Operating costs	(1,718)	(1,452)	(3,181)

Operating profit	222	244	411
Operating result from joint ventures	(15)	(3)	(17)
Operating result from associates	(19)	—	(16)
Profit on disposal of fixed assets/investments	30	202	291
Profit on disposal of subsidiary undertakings	200	8	10
Amounts written off fixed asset investments	(60)	—	(30)
Income from fixed asset investments	3	1	5
Net interest (payable)/receivable	(4)	(2)	3

Profit on ordinary activities before taxation	357	450	657
Taxation on profit on ordinary activities	(86)	(110)	(136)

Profit after taxation	271	340	521
Minority interest	(2)	—	—

Profit attributable to ordinary shareholders	269	340	521
Dividend:
- Interim	(54)	(51)	(51)
- Final	—	—	(173)

Retained profit	215	289	297

Basic earnings per ordinary share	19.1	p	24.3	p	37.1	p

*Restated following adoption of FRS 19 (see note 1 on page 15). CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES for the six months to 30 June 2001 (unaudited)

	SIX MONTHS TO 30 JUNE 2001 £M	SIX MONTHS TO 30 JUNE 2000* £M	YEAR TO 31 DECEMBER 2000* £M

Profit attributable to ordinary shareholders	269	340	521
Unrealised gain on formation of joint ventures and associates	—	88	73
Unrealised gain on deemed disposal of associate	—	—	39
Unrealised gain on disposal of fixed asset investments	—	—	13
Translation differences taken directly to reserves	27	42	40

Total recognised gains and losses relating to the period	296	470	686

*Opening shareholders equity has been restated to reflect a change in the method of accounting for deferred taxation following early adoption of UK Financial Reporting Standard 19 (see note 1 on page 15). The cumulative effect of the restatement as at 31 December 2000 was to increase shareholders equity by £51 million.

Reuters Group PLC Interim Report 2001  11

CONSOLIDATED CASH FLOW STATEMENT for the six months to 30 June 2001 (unaudited)

	SIX MONTHS TO 30 JUNE 2001 £M	SIX MONTHS TO 30 JUNE 2000 £M	YEAR TO 31 DECEMBER 2000 £M

Net cash inflow from operating activities	198	406	852
Dividends received from associates	1	1	2
Returns on investments and servicing of finance
Interest received	14	10	25
Interest paid	(26)	(12)	(35)
Income from fixed asset investments	3	2	3

Net cash outflow from returns on investments and servicing of finance	(9)	—	(7)
Taxation paid	(97)	(57)	(159)
Capital expenditure and financial investments
Purchase of tangible fixed assets	(169)	(114)	(274)
Sale of tangible fixed assets	—	1	20
Purchase of fixed asset investments	(41)	(155)	(304)
Sale of fixed asset investments	49	44	80

Net cash outflow on capital expenditure and financial investments	(161)	(224)	(478)
Acquisitions and disposals (including associates)	242	(166)	(146)
Equity dividends paid	(173)	(154)	(205)

Cash inflow/(outflow) before management of liquid resources and financing	1	(194)	(141)
Management of liquid resources
Net (increase)/decrease in short-term investments	(83)	52	(2)
Financing
Proceeds from issue of shares	8	19	28
Net increase in borrowings	100	140	126

Net cash inflow from financing	108	159	154

Increase in cash	26	17	11

12 Reuters Group PLC Interim Report 2001

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET FUNDS (unaudited)

	SIX MONTHS TO 30 JUNE 2001 £M	SIX MONTHS TO 30 JUNE 2000 £M	YEAR TO 31 DECEMBER 2000 £M

Increase in cash	26	17	11
Cash inflow from movement in borrowings	(100)	(140)	(126)
Cash outflow/(inflow) from movement in liquid resources	83	(52)	2

Change in net funds resulting from cash flows	9	(175)	(113)
Net funds arising on acquisitions	15	13	12
Translation differences	21	29	26

Movement in net funds	45	(133)	(75)
Opening net (debt)/funds	(34)	41	41

Closing net funds/(debt)	11	(92)	(34)

NET CASH INFLOW FROM OPERATING ACTIVITIES (unaudited)

	SIX MONTHS TO 30 JUNE 2001 £M	SIX MONTHS TO 30 JUNE 2000 £M	YEAR TO 31 DECEMBER 2000 £M

Operating profit	222	244	411
Depreciation	124	139	276
Goodwill amortisation	34	27	59
Increase in stocks	--	(4)	(3)
Increase in debtors	(231)	(292)	(414)
Increase in creditors	27	282	504
Loss on disposal of fixed assets	8	8	10
Amortisation of interests in own shares	10	10	18
Miscellaneous, principally translation differences	4	(8)	(9)

Net cash inflow from operating activities	198	406	852

Reuters Group PLC Interim Report 2001 13

CONSOLIDATED BALANCE SHEET at 30 June 2001 (unaudited)

	30 JUNE 2001 £M	30 JUNE 2000* £M	31 DECEMBER 2000* £M

Fixed assets	1,900	1,733	1,868
Net current assets
Stocks	8	8	7
Current asset investments	—	7	—
Debtors	1,582	1,234	1,348
Cash and short-term investments	763	645	647
Creditors	(2,248)	(2,176)	(2,295)

Net current assets/(liabilities)	105	(282)	(293)
Provisions	(46)	(28)	(34)
Long-term creditors	(416)	(322)	(388)

Net assets	1,543	1,101	1,153

Capital and reserves
Called-up share capital and share premium	439	419	428
Capital redemption reserve	1	1	1
Other reserve	(1,717)	(1,717)	(1,717)
Profit and loss account reserve	2,680	2,398	2,441

Shareholders’ equity	1,403	1,101	1,153

Minority interest	140	—	—

Capital employed	1,543	1,101	1,153

*Restated following adoption of FRS 19 (see note 1 on page 15). RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS’ FUNDS for the six months to 30 June 2001 (unaudited)

	SIX MONTHS TO 30 JUNE 2001 £M	SIX MONTHS TO 30 JUNE 2000* £M	YEAR TO 31 DECEMBER 2000* £M

Retained profit	215	289	297
Translation differences taken directly to reserves	27	42	40
Unrealised gain on formation of joint ventures and associates	—	88	73
Unrealised gain on deemed disposal of associate	—	—	39
Unrealised gain on disposal of fixed asset investments	—	—	13
Shares issued during the period	8	19	28

Net movement in shareholders’ equity	250	438	490
Opening shareholders’ equity	1,153	663	663

Closing shareholders’ equity	1,403	1,101	1,153

*Restated following adoption of FRS 19 (see note 1 on page 15). 14 Reuters Group PLC Interim Report 2001

NOTES TO THE UNAUDITED INTERIM RESULTS for the six months to 30 June 2001

1. BASIS OF PREPARATION
With the exception of taxation the above financial information has been prepared on a basis consistent with the accounting policies set out on pages 72 and 73 of Reuters Group PLC 2000 Annual Report and Form 20-F and reflects all adjustments consisting only of normal recurring adjustments which, in the opinion of management, are necessary to provide a fair statement of the results for the periods presented. In 2001 the UK Accounting Standards Board issued Financial Reporting Standard 19, Deferred Tax (FRS 19). Reuters has implemented the standard which requires full provision to be made for deferred tax assets and liabilities arising from timing differences between recognition in the financial statements and in the tax computation. The effect in the six months to 30 June 2000 and the year to 31 December 2000 was to reduce profit after tax by £13 million and £11 million respectively.

The unaudited financial statements should be read in conjunction with the 2000 annual accounts. The results for 2000 do not comprise statutory accounts within the meaning of section 240 of the 1985 UK Companies Act but are an abridged version of the statutory accounts for that year which have been delivered to the Registrar of Companies. The auditors’ report on the statutory accounts was unqualified and did not contain a statement made under section 237(2) or section 237(3) of the Companies Act 1985.

2. SEGMENTAL ANALYSIS
The segmental analysis of revenue, costs and profit reflects the way in which the company is currently managed on a divisional basis.

By division	SIX MONTHS TO 30 JUNE 2001 £M	SIX MONTHS TO 30 JUNE 2000 £M	% CHANGE ACTUAL	YEAR TO 31 DECEMBER 2000 £M

Revenue
Reuters Information	922	849	9%	1,737
Reuters Trading Solutions	411	372	11%	822

Reuters Financial	1,333	1,221	9%	2,559
Reuterspace	130	97	34%	235
Instinet	482	381	27%	804

Divisional revenue	1,945	1,699	15%	3,598
Share of joint ventures revenue	51	38	35%	86
Intra-group revenue	(5)	(3)	105%	(6)

Gross revenue	1,991	1,734	15%	3,678
Less share of joint ventures revenue	(51)	(38)	35%	(86)

Group revenue	1,940	1,696	14%	3,592

Reuters Group PLC Interim Report 2001 15

NOTES TO THE UNAUDITED INTERIM RESULTS for the six months to 30 June 2001 2. SEGMENTAL ANALYSIS continued

By division	SIX MONTHS TO 30 JUNE 2001 £M	SIX MONTHS TO 30 JUNE 2000 £M	% CHANGE ACTUAL	Year to 31 December 2000 £M

Costs
Reuters Financial	(1,071)	(973)	10%	(2,042)
Reuterspace	(168)	(120)	39%	(302)
Instinet	(374)	(297)	26%	(647)

Divisional costs	(1,613)	(1,390)	16%	(2,991)
Business transformation costs	(74)	(41)	83%	(139)
Intra-group costs	5	3	105%	6

Group costs	(1,682)	(1,428)	18%	(3,124)

Divisional profit

Reuters Financial	262	248	6%	517
Reuterspace	(38)	(23)	63%	(67)
Instinet	108	84	28%	157
Net currency (loss)/gain	(2)	3	(164%)	2

Divisional profit	330	312	6%	609

Business transformation costs	(74)	(41)	83%	(139)

Total	256	271	(6%)	470

Goodwill
Reuters Financial	(18)	(17)	6%	(34)
Reuterspace	(10)	(4)	150%	(14)
Instinet	(6)	(6)	—	(11)

Total goodwill	(34)	(27)	26%	(59)

Operating profit	222	244	(9%)	411

3. INTERIM DIVIDEND
An interim dividend of 3.85 pence (2000 –3.65 pence) per ordinary share is payable on 5 September 2001 to shareholders on the register at 3 August 2001 and on 12 September 2001 to American Depositary Share (ADS) holders on the register at 3 August 2001.

16  Reuters Group PLC Interim Report 2001

4. US GAAP
UK GAAP differs in certain significant respects from US GAAP. A discussion of the relevant accounting principles which differ materially is given on pages 74-75 of Reuters Group PLC Annual Report and Form 20-F 2000. The following are the adjustments required to reconcile UK GAAP with US GAAP.

Adjustments to net income	SIX MONTHS TO 30 JUNE 2001 £M		RESTATED (i) SIX MONTHS TO 30 JUNE 2000 £M		RESTATED (i) YEAR TO 31 DECEMBER 2000 £M

Profit attributable to ordinary shareholders in accordance with UK GAAP	269		340		521
US GAAP adjustments:
- software revenue recognition	—		—		(6)
- capitalised website development costs	—		—		3
- amortisation of software and website development costs	(4)		(1)		(2)
- associated undertakings	6		(10)		(16)
- gain on deemed disposal of associated undertaking	—		—		25
- gain on exchange of investments	—		—		16
- goodwill and other acquisition accounting adjustments	(3)		(1)		(3)
- unrealised gain on marketable securities	—		5		—
- employee costs	(15)		(11)		(22)
- derivative instruments (ii)	7		—		—
- income taxes	10		14		18

Net income attributable to ordinary shareholders in accordance with US GAAP	270		336		534

Earnings and dividends

Basic earnings per ADS in accordance with US GAAP	115.2	p	144.1	p	228.1	p
Diluted earnings per ADS in accordance with US GAAP	112.9	p	141.2	p	224.3	p
Dividend paid per ADS (including UK advance corporation tax credit)	82.3	p	73.3	p	97.7	p

Statement of comprehensive income

Net income in accordance with US GAAP	270		336		534
Other comprehensive income, net of tax:
Unrealised (losses)/gains on certain fixed asset investments:
- arising during year	(81)		85		(270)
- less amounts taken to net income	(6)		(24)		(43)
Foreign currency translation differences (ii)	31		42		40
Derivative instruments (ii)	(2)		—		—

Comprehensive income in accordance with US GAAP	212		439		261

Reuters Group PLC Interim Report 2001 17

NOTES TO THE UNAUDITED INTERIM RESULTS for the six months to 30 June 2001 4. US GAAP (continued)

Summarised balance sheet under US GAAP	AS AT 30 JUNE 2001 £M	ASAT 30 JUNE 2000 £M	ASAT 31 DECEMBER 2000 £M

Assets
Fixed tangible assets	1,467	1,848	1,584
Current assets	2,262	1,785	1,886
Other assets	95	60	60
Software development costs	2	3	6
Goodwill and other intangibles	282	324	247

Total assets	4,108	4,020	3,783

Liabilities and shareholders’ equity
Current liabilities	2,214	2,162	2,130
Long-term liabilities	473	343	458
Deferred taxes	42	95	9
Minority interest	140	—	—

Shareholders’ equity before deductions	1,415	1,573	1,349
Treasury stock - shares held by employee share ownership trusts	(176)	(153)	(163)

Total shareholders’ equity	1,239	1,420	1,186

Total liabilities and shareholders’ equity	4,108	4,020	3,783

Summarised consolidated cash flow statement under US GAAP	SIX MONTHS TO 30 JUNE 2001 £M	SIX MONTHS TO 30 JUNE 2000 £M	YEAR TO 31 DECEMBER 2000 £M

Net cash inflow from operating activities	93	350	688
Net cash inflow/(outflow) from investing activities	81	(390)	(624)
Net cash (outflow)/inflow from financing activities	(114)	28	(54)

Net increase/(decrease) in cash and cash equivalents	60	(12)	10

Notes:

(i)	UK Financial Reporting Standard 19, Deferred Tax (FRS 19)
Changes in accounting for deferred tax following adoption of FRS 19 has led to a prior period adjustment under UK GAAP. There has been no corresponding change in US accounting standards. The prior period reconciliation has therefore been restated.

(ii)	Financial Accounting Standard 133, Accounting for Derivative Instruments and Hedging Activities (FAS 133)
Reuters adopted FAS 133 as amended by FAS 138 on 1 January 2001. FAS 133 requires all derivatives to be carried on the balance sheet at fair value.

Reuters has not designated any of its derivative instruments as qualifying hedge instruments under FAS 133 and, accordingly, the company has recorded changes in the fair value of its derivative instruments in current earnings under US GAAP. The company has also recorded a transition adjustment as of 1 January 2001 within the `Derivative Instruments’ adjustment.

Under UK GAAP, Reuters has continued to apply hedge accounting. Reuters plans no significant change to its risk management strategy due to the adoption of FAS 133.

18 Reuters Group PLC Interim Report 2001

RISK FACTORS

Forward-looking statements
This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Reuters financial condition, results of operations and business and management’s strategy, plans and objectives for the company. These statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, changes in economic conditions, changes in regulatory policies, competition from other information and financial services providers, technological or other developments affecting the internet, difficulties or delays by Reuters in developing new technology or software products, exposure to fluctuations in currency exchange rates and inability of Reuters to realise the benefits from its business transformation initiatives or from its investments. The risk factors discussed below should be reviewed for additional information regarding these and other risks.

Unfavourable conditions in financial markets may have a significant adverse effect on Reuters business
Reuters business is dependent upon the health of the financial markets and the participants in those markets. Reuters dealing products and Instinet are particularly dependent upon the level of activity in the foreign exchange and equity and fixed income markets respectively. A period of sustained economic downturn or volatility and reduced liquidity and activity in financial markets, including in particular the United States, may lead to reduced demand for Reuters products and could therefore have a significant adverse effect on Reuters revenues and results of operations. In addition, Reuters business could be adversely affected by consolidations and rationalisations among clients in the financial services and other industries.

Currency fluctuations may have a negative impact on Reuters reported revenue and earnings
Reuters reports results in UK pounds sterling but receives revenue and incurs expenses in more than 70 currencies and is thereby exposed to the impact of fluctuations in currency rates. Currency movements, in particular the strength of the US dollar, have had a positive impact on results in the last six months. A weakening of the US dollar from current levels would adversely affect results in future periods. Reuters currency exposure is actively hedged.

Reuters faces increased competition from new and existing information providers using internet-based services
The availability of public internet technology is reducing barriers for entry to new information providers, creating additional competition and new price/cost dynamics in the industry. It is also increasing the availability of commoditised data in cheaper forms and the loss of control over intellectual property. As a publishing medium, it is creating new outlets for content providers. If Reuters is unable to cope effectively with increased competitive pressure arising from the above factors, its revenues and results of operation would be adversely affected.

Reuters is exposed to a decline in the market valuation of internet and technology companies, including companies in which it has invested
Part of Reuters strategy is based on developing internet-based products and reducing costs through internet-based infrastructure. Due to the increasing importance of the internet to Reuters core business, the value of Reuters shares have been and may continue to be adversely affected by a decline in the value of internet and other technology stocks generally or changes in investors’ expectations regarding the internet or prospects for companies with internet activities. In addition, Reuters has entered into joint ventures with, and made strategic investments in, a number of internet and technology companies, including investments made through the Greenhouse Fund in internet-related companies. The market value of a number of these companies fluctuated widely and generally decreased significantly during 2000 and the first half of 2001, in part as a result of external market factors. In particular, the market value of Reuters interest in TIBCO Software Inc. during the first half of 2001 (excluding shares subject to employee options) varied from a high of $5.3 billion to a low of $0.7 billion. In addition, the market value of Reuters interest in Instinet has ranged from a high of $4.3 billion to a low of $3.4 billion between 18 May 2001 (when trading in Instinet shares commenced) and 30 June 2001. The value of Reuters interests in these companies is dependent on, among other things, the performance of these companies generally, whether such performance meets investors’ expectations, and external market and economic conditions.

Reuters may not be able to realise the anticipated benefits of its internet transformation strategy
In February 2000, Reuters announced a business transformation initiative, intended to accelerate the migration of its core businesses to web-enabled internal systems and processes. Expenditures in connection with the transformation amounted to £139 million in 2000 and £74 million in the first half of 2001. Reuters expects to spend an additional £91 million on business transformation in the second half of the year. While Reuters expects that the transformation will produce significant competitive advantages and cost savings, there can be no assurance that these benefits will be realised in full or at all. In addition, Reuters may not be able to successfully implement its transformation strategy or adapt its businesses to internet commerce. Furthermore, Reuters faces risks associated with implementing its new business model in the competitive and rapidly changing internet environment.

Reuters may experience difficulties or delays in developing new technology
Products in the information technology industry are complex and Reuters is becoming increasingly dependent on commercial off-the-shelf software. As a result, Reuters, like other information vendors and software suppliers, may encounter difficulties or delays in the development, implementation and market acceptance of new products.

Reuters Group PLC Interim Report 2001  19

Reuters business model may be disrupted by the emergence of new technologies
There is a risk that technology not in the mainstream will quickly enter the market and disrupt Reuters existing business models. Reuters has an active technology foresight programme, designed to recognise and assess early innovations. However, there can be no assurance that Reuters reaction will be appropriate and timely and that Reuters would not be negatively affected by the emergence of new technologies.

Reuters is dependent on Radianz for the provision of certain network services; Reuters business is dependent on the operation of its and Radianz’s networks and systems
Reuters has outsourced the day to day operation of most of its legacy and Internet Protocol networks to Radianz, its joint venture with Equant. Radianz will source the majority of its requirements from Equant and will seek to provide network services to companies in addition to Reuters and Instinet. Reuters and Equant are equally represented on the Radianz board with neither party having control. Accordingly, Reuters ability to affect the performance of Radianz may be limited should Reuters and Radianz develop conflicting network strategies in the future. Reuters business could be adversely affected as a result.

In addition, Reuters business is dependent on its ability to process speedily substantial quantities of data and transactions on its computer-based networks and systems and those of Radianz. Any failure or interruption of such systems due to factors beyond Reuters control would have a material adverse effect on Reuters business and results of operations. Although Reuters seeks to minimise these risks as far as commercially reasonable through security controls and active business continuity programmes, there can be no assurance that adverse events will not occur.

Reuters business will be adversely affected if it cannot accommodate increased network traffic
In April 2001 the US securities industry completed the change in the pricing format under which stocks and options are traded from fractions to decimals, as mandated by the US Securities and Exchange Commission (SEC). In addition to decimalisation, market developments such as the emergence of online trading throughout Europe and the United States, high market volatility, and the multiple listing of options, may result in a significant increase in information update rates, which may impact Reuters product and network performance from time to time. While Reuters has implemented a number of capacity management initiatives, there can be no assurance that its infrastructure, networks and desktop applications and systems will be able to successfully accommodate accelerated growth of peak traffic volumes.

Instinet and other Reuters affiliates may be exposed to losses from broker activities
Certain Reuters subsidiaries act as brokers in the financial markets but do not undertake trading on their own account. Companies within the Instinet group operate as agency brokers in the equities and fixed income markets and as a clearing firm engaged in correspondent clearing. In addition, Reuters Transaction Services Limited (RTSL) operates the Dealing 2000-2 and 3000 electronic brokerage services. These brokers could incur losses from broken trades and, in respect of equities and fixed income, the failure of a counterparty. While Reuters and Instinet seek to mitigate these risks by computerised systems, risk management and other procedural controls and contractual agreements with customers, there can be no assurance that these measures will prevent losses from occurring.

Changes in regulatory requirements could cause Instinet and its affiliates to incur significant expenses or impair their ability to conduct their businesses
Instinet and its affiliates are subject to extensive regulation in the United States, including regulation by the SEC and the National Association of Securities Dealers Inc. (NASD), which oversees the activities of US registered broker-dealers and regulates the Nasdaq stock market, and in other countries in which they operate. In the United States, recent regulatory changes affecting Instinet include new rules regarding ‘alternative trading systems’ and rules governing market-maker and exchange specialist usage. In addition, on 10 January 2001, the SEC approved a proposed NASD rule change, generally referred to as SuperMontage, with a current effective date target of first quarter 2002, which will significantly change the nature of trading in Nasdaq-quoted securities. These changes, together with Nasdaq’s expanded SuperSoes rule change, could cause Instinet to receive fewer orders in Nasdaq-quoted securities, which are the largest component of Instinet’s equity securities business, and also could cause fewer of the orders Instinet receives to be executed. Further, new SEC rules such as the disclosures of order routing and execution practices and decimalisation have imposed additional implementation costs and may significantly affect its business.

Reuters is unable to predict at this time the impact of any proposed or potential changes to the regulatory environment in which Instinet and its affiliates operate, which may include additional changes to the Nasdaq marketplace considered by the NASD or the adoption by authorities in other jurisdictions of new methods for regulating electronic over-the-counter trading. Any of the above or other regulatory changes may cause Instinet and its affiliates to incur substantial compliance costs or may impair their ability to conduct their businesses or to compete effectively.

Reuters does not have management control over some of its ventures
Reuters has entered into a number of joint ventures which it does not control, such as its Radianz joint venture. In addition, Reuters does not have management control over a number of companies in which it has invested, including TSI, where Reuters voting interests are restricted to 49%. Although Reuters generally seeks board representation or other means of participating in the management of companies or joint ventures in which it invests, Reuters ability to affect the performance of these companies or joint ventures may be limited where it does not exercise management control.

20  Reuters Group PLC Interim Report 2001

Reuters may be exposed to adverse governmental action in countries where it conducts reporting activities
As the world’s largest news and information agency, Reuters may suffer discriminatory tariffs or other forms of adverse government intervention due to the nature of its editorial and other reporting activities.

Reuters may not be able to complete or realise the anticipated benefits of its pending acquisition of certain Bridge Information Systems businesses
In May 2001, Reuters executed a definitive agreement to acquire certain assets and business operations of Bridge Information Systems, Inc. and certain of its subsidiaries (Bridge) that have been in reorganisation proceedings under Chapter 11 of the US Bankruptcy Code. Completion of the acquisition is subject to the satisfaction of a number of conditions, including the expiration or termination of the applicable waiting period under the US Hart-Scott-Rodino Antitrust Improvements Act. On 8 June 2001 Reuters announced that it had received a request for additional information from the US Department of Justice in connection with its regulatory review of the pending acquisition resulting in an extension of the waiting period. If all necessary conditions are not timely satisfied, Reuters may be delayed in or prevented from completing the acquisition, and could under the agreement choose or be required to purchase only certain portions of the Bridge assets and businesses (and in such case may be required to make payment even if the necessary regulatory reviews and clearances for such more limited purchases are not then completed or obtained). In connection with the acquisition, Reuters made a substantial deposit, is incurring substantial acquisition costs and is required to provide certain funding to Bridge and to its network service provider, Savvis Communications Corporation. Reuters may be unable to recover any or all of such amounts, especially if the full acquisition is not completed.

If the acquisition is completed in whole or in part, its success will depend, among other things, on the ability of Reuters to realise the anticipated synergies, cost savings and growth opportunities from the acquisition and the integration of the Bridge businesses with Reuters, which will entail substantial expenditures and resources to effect, as well as the retention of key personnel. In addition, Reuters expects to agree to provide certain data collection, aggregation and delivery services, administration services and other transitional services to third parties who purchase other business operations of Bridge, including Telerate and Bridge Information Systems in Europe and Asia, that are currently dependent on the assets and businesses Reuters is to acquire. Provision of these services may require a substantial devotion of resources and potentially delay or impair Reuters ability to fully integrate the acquired businesses of Bridge for some period of time following the acquisition. There can be no assurance that the acquisition and integration will result in the realisation of the anticipated benefits or that the acquisition and integration and provision of services to third parties will not otherwise have a negative effect on Reuters results following the acquisition.

Reuters Group PLC Interim Report 2001  21

SUMMARY OF RESULTS

£m	2001		2000
Revenue	Q1	Q2	Q1	Q2	Q3	Q4

Reuters Information
EMA	267	269	246	245	257	260
The Americas	108	113	91	103	97	104
Asia/Pacific	83	82	80	84	84	86

Total	458	464	417	432	438	450

Reuters Trading Solutions
Transactions	95	95	101	102	100	99
Applications and Enterprise Solutions	86	93	66	87	86	146
Retail Solutions	19	23	9	7	10	9

Total	200	211	176	196	196	254

Reuters Financial	658	675	593	628	634	704

Reuterspace	65	65	43	54	66	72

Instinet	250	232	197	184	189	234

Intra-group revenue	(3)	(2)	(1)	(2)	(1)	(2)

Total revenue	970	970	832	864	888	1,008

£m	2001	2000
Costs	H1	H1	H2	FY

Reuters Financial	(1,071)	(973)	(1,069)	(2,042)
Reuterspace	(168)	(120)	(182)	(302)
Instinet	(374)	(297)	(350)	(647)
Intra-group costs	5	3	3	6

Total costs	(1,608)	(1,387)	(1,598)	(2,985)

Divisional profit
Reuters Financial	262	248	269	517
Reuterspace	(38)	(23)	(44)	(67)
Instinet	108	84	73	157

Total	332	309	298	607

Net currency (gain)/loss	(2)	3	(1)	2

Total divisional profit	330	312	297	609

22 Reuters Group PLC Interim Report 2001

£m	2001	2000
Divisional profit margin	H1	H1*	H2*	FY*

Reuters Financial	20%	20%	20%	20%
Reuterspace	(29%)	(23%)	(32%)	(29%)
Instinet	22%	22%	17%	20%

Total divisional profit margin	17%	18%	16%	17%

Business transformation costs	(74)	(41)	(98)	(139)
Goodwill amortisation	(34)	(27)	(32)	(59)

Operating profit	222	244	167	411
Operating result from joint ventures	(15)	(3)	(14)	(17)
Operating result from associates	(19)	—	(16)	(16)
Profit on disposal of fixed assets/investments	30	202	89	291
Profit on disposal of subsidiary undertakings	200	8	2	10
Amounts written off fixed asset investments	(60)	—	(30)	(30)
Income from fixed asset investments	3	1	4	5
Net interest (payable)/receivable	(4)	(2)	5	3

Profit before taxation	357	450	207	657

Taxation on profit on ordinary activities	(86)	(110)	(26)	(136)
Minority interest	(2)	—	—	—

Profit after taxation attributable to ordinary shareholders	269	340	181	521

Tax rate	24%	24%	21%

Basic earnings per ordinary share	19.1	p	24.3	p	37.1	p

Earnings per ADS (US$ rate used = $1.42)	$1.63	$2.07	$ 3.16

Dividend per ordinary share	3.85	p	3.65	p	12.35	p	16.00	p

Number of ordinary shares ranking for dividend (millions)	1,405	1,404	1,405

*Restated following adoption of FRS 19 (see note 1 on page 15). Reuters Group PLC Interim Report 2001 23

SUMMARY OF RESULTS continued

	2001	2000
User accesses at period end (000s)	H1	H1	FY

Information product accesses
High Tier	178	178	176
Middle Tier	150	190	172
Other	180	132	159

Information product total	508	500	507

Dealing accesses	20	21	21
Instinet accesses	30	25	30

Total accesses	558	546	558

Revenue per access (£000s)
Information products
Total High Tier	2.5	2.3	4.6
Total Reuters Information	1.8	1.7	3.6
Dealing	9.2	9.2	18.3
Instinet	16.3	16.4	31.5

Instinet NYSE market share %	3.0%	2.8%	3.0%

Instinet Nasdaq market share %	15.2%	12.4%	13.0%

Market value of listed Greenhouse Fund investments at period end (£m)	24	243	99

Market value of TSI holding at period end (£m)	976	7,086	3,166

Market value of Instinet holding at period end (£m)	2,716	—	—

24 Reuters Group PLC Interim Report 2001

GENERAL STATISTICS

	JUNE 2001	DECEMBER 2000	% CHANGE	JUNE 2000	% CHANGE JUNE 2001 To JUNE 2000

Total subscriber locations (000s)	50.0	50.6	(1%)	52.4	(5%)

Information sources:
- contributors	5,047	5,036	—	5,021	1%
- markets reported in real time	257	263	(2%)	275	(7%)
- journalists	2,260	2,157	5%	1,957	15%
- bureaux	216	190	14%	185	17%

Infrastructure:
- countries with offices	99	100	(1%)	98	1%
- cities with offices	210	204	3%	215	(2%)

Staff numbers	19,081	18,082	6%	17,067	12%

Financial ratios	JUNE 2001		DECEMBER 2000*		JUNE 2000*

Operating margin	11.5%		11.4%		14.4%
Pre-tax margin	18.4%		18.3%		26.6%
Post-tax margin	14.0%		14.5%		20.1%
EBITDA margin	27.1%		27.9%		36.8%
Earnings per share	19.1	p	37.1	p	24.3	p
Free cash flow per ordinary share	(5.3	p)	31.0	p	16.9	p
Book value per ordinary share	90.6	p	73.7	p	70.3	p
Return on tangible fixed assets	83.7%		78.3%		103.0%
Return on equity	46.5%		67.6%		91.3%

The financial ratios are derived from UK GAAP data.

*Restated following adoption of FRS 19 (See note 1 on page 15).

The definitions applied to each of the financial ratios are as follows:

EBITDA margin represents earnings before interest, taxation, depreciation and amortisation of goodwill as a percentage of turnover.

Free cash flow per ordinary share represents operating cash flow, net interest and other investment income received less tax paid and expenditure on tangible fixed assets divided by the weighted average number of shares.

Book value per ordinary share represents adjusted shareholders’ equity divided by the number of shares in issue after deducting shares of Reuters Group PLC held by ESOTs. Adjusted shareholders’ equity is calculated after deducting the carrying value of interests in shares of Reuters Group PLC held by ESOTs.

Return on tangible fixed assets represents the annualised profit after taxation as a percentage of average tangible fixed assets. The average is calculated by adding tangible fixed assets at the start and the end of each period and dividing by two.

Return on equity represents annualised profit attributable to ordinary shareholders divided by the average adjusted shareholders’ equity for the period.

©Reuters Group PLC 2001. Julian Calder took the photograph on page 1. Design and typesetting by CGI. Printing by Litho-Tech. The paper used in this interim report is from fully sustainable forests. It was produced without the use of any chlorine compounds. Reuters, the sphere logo, Reuters 3000 Xtra, Dealing 2000-2, Dealing 3000 and Kalends are registered trade marks of the Reuters Group of Companies. Reuters Markets Monitor, Reuters Markets View and Online Investor Services are trade marks of the Reuters Group of Companies.

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